Exhibit 12.1
Calculation of Earnings to Fixed Charges

	2008	2007	2006	2005	2004

	(In thousands)
Earnings:
Net income available to common stockholders	$2,768	$4,243	$5,591	$5,930	$9,481
Preferred stock dividends	3,262	4,006	6,529	6,529	5,387
Income taxes	—	—	—	—	—
Interest expense	—	—	—	—	—

	$6,030	$8,249	$12,120	$12,459	$14,868

Fixed charges:
Preferred dividends	$3,262	$4,006	$6,529	$6,529	$5,387
Interest expense				—	—

	$3,262	$4,006	$6,529	$6,529	$5,387

Ratio of earnings to fixed charges	1.85	2.06	1.86	1.91	2.76